EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2014

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Revenues	$660,729	$576,099	$1,205,841	$1,049,733

Cost of revenues	418,702	375,411	780,392	698,789
Selling, general and administrative expenses	186,085	157,464	350,761	297,664
Depreciation	8,592	8,736	17,470	17,017
Amortization of intangible assets	7,386	19,900	12,284	24,149
Acquisition-related items (note 6)	1,178	3,741	1,223	5,947
Operating earnings	38,786	10,847	43,711	6,167

Interest expense, net	3,413	5,885	6,394	11,053
Other income, net (note 7)	(206)	(508)	(847)	(686)
Earnings before income tax	35,579	5,470	38,164	(4,200)
Income tax (note 8)	9,990	1,210	11,115	(570)
Net earnings from continuing operations	25,589	4,260	27,049	(3,630)

Net earnings (loss) from discontinued operations, net of
income tax (note 5)	(1,675)	149	(2,160)	(209)
Net earnings	23,914	4,409	24,889	(3,839)

Non-controlling interest share of earnings (note 11)	7,726	4,015	12,567	4,426
Non-controlling interest redemption increment (note 11)	8,529	6,268	10,543	11,848
Net earnings (loss) attributable to Company	7,659	(5,874)	1,779	(20,113)
Preferred share dividends	-	858	-	3,146

Net earnings (loss) attributable to common shareholders	$7,659	$(6,732)	$1,779	$(23,259)

Net earnings (loss) per common share (note 12)

Basic
Continuing operations	$0.26	$(0.21)	$0.11	$(0.74)
Discontinued operations	(0.05)	-	(0.06)	(0.01)
	$0.21	$(0.21)	$0.05	$(0.75)
Diluted
Continuing operations	$0.26	$(0.21)	$0.11	$(0.74)
Discontinued operations	(0.05)	-	(0.06)	(0.01)
	$0.21	$(0.21)	$0.05	$(0.75)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Net earnings	$23,914	$4,409	$24,889	$(3,839)

Foreign currency translation gain (loss)	2,633	(11,976)	(115)	(14,528)

Comprehensive earnings	26,547	(7,567)	24,774	(18,367)

Less: Comprehensive earnings attributable to non-controlling shareholders	16,577	10,479	23,003	16,492

Comprehensive earnings (loss) attributable to Company	$9,970	$(18,046)	$1,771	$(34,859)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2014	December 31, 2013
Assets
Current Assets
Cash and cash equivalents	$134,943	$142,704
Restricted cash	3,543	5,613
Accounts receivable, net of allowance of $26,300 (December 31, 2013 - $25,534)	376,100	371,423
Income tax recoverable	16,030	17,489
Inventories	21,531	15,804
Prepaid expenses and other current assets	47,551	38,289
Deferred income tax	24,371	23,938
	624,069	615,260

Other receivables	7,368	7,455
Other assets	15,531	12,256
Fixed assets	112,839	101,554
Deferred income tax	101,362	102,629
Intangible assets	194,453	177,179
Goodwill	463,679	427,178
	895,232	828,251
	$1,519,301	$1,443,511

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$93,332	$92,937
Accrued liabilities	322,802	392,377
Income taxes payable	1,308	18,317
Unearned revenues	33,560	20,199
Long-term debt - current (note 9)	38,020	44,785
Contingent acquisition consideration - current (note 10)	6,929	122
Deferred income tax	1,427	1,427
	497,378	570,164

Long-term debt - non-current (note 9)	480,917	328,009
Contingent acquisition consideration (note 10)	16,549	8,618
Other liabilities	24,724	34,433
Deferred income tax	31,903	31,165
	554,093	402,225
Redeemable non-controlling interests (note 11)	221,851	222,073

Shareholders' equity
Common shares	307,754	300,765
Contributed surplus	40,184	37,510
Deficit	(136,848)	(123,111)
Accumulated other comprehensive earnings	26,749	26,757
Total Company shareholders' equity	237,839	241,921
Non-controlling interests	8,140	7,128
Total shareholders' equity	245,979	249,049
	$1,519,301	$1,443,511

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and outstanding shares	Amount	Contributed surplus	Deficit	other comprehensive earnings	Non- controlling interests	Total shareholders' equity

Balance, December 31, 2013	35,801,732	$300,765	$37,510	$(123,111)	$26,757	$7,128	$249,049

Net earnings	-	-	-	24,889	-	-	24,889
Other comprehensive earnings	-	-	-	-	(115)	-	(115)
Other comprehensive earnings attributable to NCI	-	-	-	-	107	148	255
NCI share of earnings	-	-	-	(12,567)	-	3,107	(9,460)
NCI redemption increment	-	-	-	(10,543)	-	-	(10,543)
Distributions to NCI	-	-	-	-	-	(2,288)	(2,288)
Acquisition of businesses, net	-	-	-	-	-	45	45

Subsidiaries’ equity transactions	-	-	(99)	-	-	-	(99)

Subordinate Voting Shares:
Stock option expense	-	-	2,048	-	-	-	2,048
Stock options exercised	372,650	8,774	(2,243)	-	-	-	6,531
Tax benefit on options exercised	-	-	2,968	-	-	-	2,968
Dividends	-	-	-	(7,195)	-	-	(7,195)
Purchased for cancellation	(205,200)	(1,785)	-	(8,321)	-	-	(10,106)
Balance, June 30, 2014	35,969,182	$307,754	$40,184	$(136,848)	$26,749	$8,140	$245,979

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Cash provided by (used in)

Operating activities
Net earnings	$23,914	$4,409	$24,889	$(3,839)

Items not affecting cash:
Depreciation and amortization	16,008	29,594	29,860	43,092
Deferred income tax	(6,095)	(11,293)	(1,735)	(16,298)
Other	3,445	265	1,464	1,516

Changes in non-cash working capital:
Accounts receivable	(31,861)	(4,034)	5,572	2,969
Inventories	5,650	(6,746)	(5,694)	(631)
Prepaid expenses and other current assets	(2,870)	1,717	(8,376)	(1,032)
Payables and accruals	38,057	(5,413)	(58,821)	(88,948)
Unearned revenues	10,411	8,147	13,360	12,444
Other liabilities	154	1,158	(10,630)	1,730
Contingent acquisition consideration	-	-	(20,064)	-
Net cash provided by (used in) operating activities	56,813	17,804	(30,175)	(48,997)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(34,896)	(7,499)	(47,776)	(34,688)
Purchases of fixed assets	(21,074)	(6,445)	(28,773)	(12,106)
Other investing activities	(4,049)	421	(3,510)	(3,636)
Net cash used in investing activities	(60,019)	(13,523)	(80,059)	(50,430)

Financing activities
Increase in long-term debt	100,526	85,249	233,959	331,595
Repayment of long-term debt	(67,532)	(39,212)	(91,570)	(193,160)
Purchases of non-controlling interests	(641)	(1,540)	(11,615)	(2,529)
Contingent acquisition consideration	(169)	-	(5,750)	(563)
Proceeds received on exercise of options	1,946	6,010	6,531	6,802
Incremental tax benefit on stock options exercised	723	877	2,968	962
Dividends paid to preferred shareholders	-	(249)	-	(2,537)
Dividends paid to common shareholders	(3,598)	-	(7,178)	-
Distributions paid to non-controlling interests	(7,893)	(7,386)	(13,414)	(13,040)
Repurchases of Subordinate Voting Shares	(5,195)	-	(10,106)	-
Redemption of Preferred Shares	-	(39,232)	-	(39,232)
Net cash provided by financing activities	18,167	4,517	103,825	88,298
Effect of exchange rate changes on cash	584	(5,516)	(1,352)	(6,715)
Increase (decrease) in cash and cash equivalents	15,545	3,282	(7,761)	(17,844)
Cash and cash equivalents, beginning of period	119,398	87,558	142,704	108,684
Cash and cash equivalents, end of period	$134,943	$90,840	$134,943	$90,840

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2014
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Real Estate (“RRE”) Services and Property Services.  The Company principally operates as Colliers International within CRE; FirstService Residential and American Pool Enterprises within RRE; and Paul Davis Restoration, California Closets, Certa Pro Painters and Service America within Property Services.

2.           SUMMARY OF PRESENTATION – These Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements.  In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2014 and the results of operations and its cash flows for the three and six month periods ended June 30, 2014.  All such adjustments are of a normal recurring nature.  The results of operations for the three and six month periods ended June 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

The operating segment results have been revised to report the Service America operations in Property Services for all periods presented. Service America was previously reported in the RRE segment.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (the “Update”). The Update clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards. The Update is effective for the Company on January 1, 2017. The Company is currently assessing the impact of the Update on its financial position and results of operations.

4.           ACQUISITIONS – In the six months ended June 30, 2014, the Company acquired controlling interests in seven businesses, four in the CRE segment, one in the RRE segment and two in the Property Services segment.  In the CRE segment, the Company acquired controlling interests in regional firms in the UK, Canada, and New Zealand, expanding FirstService’s geographic presence in these markets. In the RRE segment, the Company acquired a firm operating in New York City.  In the Property Services segment, the Company acquired a national franchisor providing restoration services in Canada, as well as a California Closets franchise in Florida which will be operated as a Company-owned location. The acquisition date fair value of consideration transferred was as follows: cash of $47,776 (net of cash acquired of $6,836), notes payable of $3,814, and contingent consideration of $14,547 (2013 - cash of $34,688 and contingent consideration of $7,258). The purchase price allocations are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at June 30, 2014 was $23,478 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $32,008 to a maximum of $37,657. The contingencies will expire during the period extending to June 2018.  During the six months ended June 30, 2014, $25,814 was paid with reference to such contingent consideration (2013 - $563).

5.           DISPOSALS – In April 2014, the Company completed the sale of its REO rental operation for cash consideration of $1,500. The pre-tax loss on disposal was $2,699, before income tax expense of $268 resulting in a net loss of $2,967.

Discontinued operations include three businesses (i) Field Asset Services (previously in the Property Services segment), sold in September 2013, (ii) the REO rental operation (previously in the Residential Real Estate Services segment), and (iii) a U.S.-based commercial real estate consulting operation (previously in the Commercial Real Estate Services segment), which was sold in July 2014 for gross proceeds of $12,100 and an after-tax gain on sale of approximately $3,000. For the six months ended June 30, 2014, revenues from discontinued operations were $10,133 (2013 - $56,865) and the net loss, including the loss on sale of REO rental, was $2,160 (2013 - net loss of $209).

The assets and liabilities held for sale as of June 30, 2014 were as follows:

Current assets	$5,499
Non-current assets	2,819
Total assets	$8,318

Current liabilities	$2,008
Non-current liabilities	460
Total liabilities	$2,468

6.   ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Contingent consideration compensation expense	$-	$1,311	$-	$2,736
Contingent consideration fair value adjustments	508	1,196	(10)	1,199
Transaction costs	670	1,234	1,233	2,012
	$1,178	$3,741	$1,223	$5,947

7.   OTHER INCOME - Other (income) expense is comprised of the following:
	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Income from equity method investments	$(130)	$(290)	$(289)	$(547)
Other	(76)	(218)	(558)	(139)
	$(206)	$(508)	$(847)	$(686)

8.           INCOME TAX – The provision for income tax for the six months ended June 30, 2014 reflected an effective tax rate of 29% (2013 - 14%) relative to the combined statutory rate of approximately 28% (2013 - 28%). In the prior year period, the difference between the effective rate and the statutory rate is related to the accelerated amortization of intangible assets, discrete items and the mix of earnings.

9.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $500,000 committed senior revolving credit facility.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2014:

		Fair value measurements at June 30, 2014
	Carrying value at June 30, 2014	Level 1	Level 2	Level 3

Interest rate swap asset	$2,086	$-	$2,086	$-
Contingent consideration liability	23,478	-	-	23,478

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2014

Balance, January 1	$8,740
Amounts recognized on acquisitions	14,547
Fair value adjustments	(10)
Resolved and settled in cash	(237)
Other	438
Balance, June 30	$23,478

Less: Current portion	6,929
Non-current portion	$16,549

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.1% to 2.5%).

	June 30, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$7,368	$7,368	$7,455	$7,455
Long-term debt	518,937	532,612	372,794	386,952

11.           REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”).  The RNCI are considered to be redeemable securities.  Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the RNCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending RNCI amounts:

2014

Balance, January 1	$222,073
RNCI share of earnings	9,460
RNCI share of other comprehensive earnings	(107)
RNCI redemption increment	10,543
Distributions paid to RNCI	(11,126)
Purchases of interests from RNCI, net	(9,396)
RNCI recognized on business acquisitions	355
Foreign exchange	49
Balance, June 30	$221,851

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2014 was $216,116.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2014, approximately 4,200,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.           NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

(in thousands)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Basic shares	35,972	32,119	35,931	31,116
Assumed exercise of Company stock options	397	318	403	376
Diluted shares	36,369	32,437	36,334	31,492

13.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at June 30, 2014, there were 968,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 338,000 stock options granted during the six months ended June 30, 2014 (2013 - 417,000).  Stock option activity for the six months ended June 30, 2014 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options -
Beginning of period	1,687,050	$26.25
Granted	338,000	49.54
Exercised	(372,650)	17.51
Forfeited	(8,000)	31.28
Shares issuable under options -
End of period	1,644,400	$32.99	2.88	$28,940
Options exercisable - End of period	735,950	$27.55	1.91	$16,958

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2014 was $2,048 (2013 - $2,323).  As of June 30, 2014, there was $5,729 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years.  During the six month period ended June 30, 2014, the fair value of options vested was $6,863 (2013 - $3,856).

Subsidiary stock option plan
The Company has stock option plans at its CRE subsidiary entitling the holders to acquire up to a 3.2% interest in the subsidiary as at June 30, 2014. From the inception of the plan up to June 30, 2014, stock options representing an 8.2% interest in the subsidiary were exercised. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at June 30, 2014 was $15,249 (December 31, 2013 - $12,834) and compensation expense recognized related to the awards for the six months ended June 30, 2014 was $5,257 (2013 - recovery of $195).

14.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  RRE provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial Real Estate Services	Residential Real Estate Services	Property Services	Corporate	Consolidated

Three months ended June 30

2014
Revenues	$368,468	$236,669	$55,536	$56	$660,729
Operating earnings	19,590	12,561	10,292	(3,657)	38,786

2013
Revenues	$308,452	$218,019	$49,584	$44	$576,099
Operating earnings	9,382	(918)	5,915	(3,532)	10,847

Six months ended June 30

2014
Revenues	$667,948	$441,466	$96,333	$94	$1,205,841
Operating earnings	24,797	15,738	10,285	(7,109)	43,711

2013
Revenues	$552,780	$409,345	$87,508	$100	$1,049,733
Operating earnings	2,628	6,199	4,853	(7,513)	6,167

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Europe and other	Consolidated

Three months ended June 30

2014
Revenues	$400,686	$82,720	$53,596	$123,727	$660,729
Total long-lived assets	390,558	104,885	51,672	223,856	770,971

2013
Revenues	$353,447	$82,951	$41,224	$98,477	$576,099
Total long-lived assets	452,504	91,365	46,053	165,207	755,129

Six months ended June 30

2014
Revenues	$728,826	$158,687	$93,684	$224,644	$1,205,841

2013
Revenues	$649,042	$153,750	$80,198	$166,743	$1,049,733

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014
(in US dollars)
August 1, 2014

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2014 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2013. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2014 and up to and including August 1, 2014.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Each of our three service lines reported strong revenue growth for the second quarter ended June 30, 2014, due to a combination of internal growth and recent acquisitions. Consolidated revenue growth was 16% relative to the same quarter in the prior year measured in local currencies (15% measured in the reporting currency). Revenue growth, combined with operating leverage, resulted in significant gains in adjusted EBITDA, operating earnings, adjusted earnings per share, and diluted earnings per share from continuing operations.

During the first and second quarters of 2014, we acquired controlling interests in seven service businesses, including four in Commercial Real Estate Services, two in Property Services and one in Residential Real Estate Services. The total initial cash consideration for these acquisitions was $47.8 million.

Results of operations - three months ended June 30, 2014

Revenues for our second quarter were $660.7 million, 16% higher than the comparable prior year quarter measured in local currencies. Internally generated revenues were up 12% and recent acquisitions contributed 4% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $59.7 million versus $45.2 million reported in the prior year quarter. Our Adjusted EBITDA margin was 9.0% of revenues versus 7.8% of revenues in the prior year quarter, primarily as a result of increased productivity and operating leverage in our Commercial Real Estate Services and Property Services segments. Operating earnings for the second quarter were $38.8 million, up from $10.8 million in the prior year period. The operating earnings margin was 5.9% versus 1.9% in the prior year quarter, as the prior year results were affected by accelerated amortization of intangible assets.

Depreciation and amortization expense totalled $16.0 million for the quarter relative to $28.6 million for the prior year quarter. The comparative quarter was impacted by accelerated amortization of (i) trademarks and trade names in our Residential Real Estate Services segment in connection with the “FirstService Residential” re-branding; (ii) brokerage backlog related to acquisitions in our Commercial Real Estate Services segment and (iii) franchise rights in our Property Services segment.

Net interest expense was $3.4 million, versus $5.9 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 2.7%, down from 4.6% in the prior year quarter due to a larger proportion of borrowings on our revolving credit facility, which carries lower interest rates than our fixed rate debt. The 6.5% convertible debentures, which had an effective interest rate of 7.4%, were outstanding during the prior year period but not in the current year period.

The consolidated income tax rate for the quarter was 28%, relative to 22% of earnings before income tax in the prior year quarter. The prior year period’s tax rate was impacted by accelerated amortization of intangible assets. We expect a tax rate of approximately 31% for the full year 2014.

Net earnings from continuing operations for the quarter were $25.6 million, versus $4.3 million in the prior year quarter. The increase was primarily attributable to improved operating earnings in the Commercial Real Estate Services segment, and the non-recurrence of the accelerated amortization charges described above.

Net earnings from discontinued operations include the REO rental operation which was sold in April 2014, a US-based commercial real estate consulting operation which was sold in July 2014, and Field Asset Services, which was sold in September 2013. Revenues of the discontinued operations for the second quarter of 2014 were $3.6 million (2013 - $29.2 million).

Our Commercial Real Estate Services segment generated $368.5 million of revenues during the second quarter, an increase of 21% from the prior year quarter measured in local currencies. Internal growth was 16% while the balance of growth came from recent acquisitions. Internal revenue growth was comprised primarily of increased investment sales and lease brokerage in all three regions. Regionally and on a local currency basis, Americas revenues were up 19% (15% excluding acquisitions), Asia Pacific revenues were up 16% (14% excluding acquisitions) and Europe revenues were up 43% (25% excluding acquisitions). Second quarter Adjusted EBITDA was $35.3 million, up 44% versus the year-ago period. Results in the current year period were favorably impacted by operating leverage, particularly in the Europe region, and the impact of recent acquisitions.

The Residential Real Estate Services segment reported revenues of $236.7 million for the third quarter, up 9% versus the prior year quarter. Excluding the impact of recently completed acquisitions, revenues were up 7% as a result of strong client retention and new client wins. Adjusted EBITDA was $14.6 million, versus $13.6 million in the prior year quarter. The current period results were impacted by (i) incremental employee medical benefits costs which are expected to continue impacting results for the next twelve months and (ii) a reduction in higher-margin ancillary revenues, primarily related to property transfer and disclosure fees which are dependent on re-sales of homes in managed communities. Prior period results were impacted by re-branding and related costs of approximately $4.0 million, on the adoption of the “FirstService Residential” brand.

Second quarter Property Services revenues were $55.5 million, up 12% relative to the prior year period as a result of continuing strong demand for painting, restoration and closet installation services. Adjusted EBITDA for the quarter was $12.2 million, up from $9.6 million in the prior year period, reflecting operating leverage from the Company’s franchised services.

Corporate costs were $2.4 million for the quarter, relative to $2.6 million in the prior year period.  The current period results were favorably impacted by changes in currency exchange rates relative to the prior year period.

Results of operations - six months ended June 30, 2014

Revenues for the six months ended June 30, 2014 were $1.21 billion, 17% higher than the comparable prior year period measured in local currencies. Internally generated revenues were up 12% and acquisitions contributed 5%  to revenue growth.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $82.0 million versus $55.4 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 6.8% of revenues versus 5.3% of revenues in the prior year period, primarily due to improved profitability in the Commercial Real Estate Services segment. Operating earnings for the period were $43.7 million, up from $6.2 million in the prior year period, with the difference attributable to Commercial Real Estate Services profitability in 2014 and to accelerated amortization of intangible assets during the second quarter of 2013. Our operating earnings margin was 3.6% versus 0.6% in the prior year period.

We recorded depreciation and amortization expense of $29.8 million for the six month period relative to $41.2 million for the prior year period. The prior period results included accelerated amortization related to $11.2 million of trademarks and trade names in our Residential Real Estate Services segment on re-branding.

Net interest expense for the six month period was $6.4 million, down from $11.1 million recorded in the prior year period. The average interest rate on debt during the period was 2.7%, versus 4.5% in the prior year period as a result of the conversion our 6.5% convertible debentures. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $384.0 million versus $461.8 million a year ago.

Our consolidated income tax rate was 29%, versus 14% of the earnings before income tax in the prior year to date period. The prior period’s rate was positively impacted by accelerated amortization of intangible assets, discrete items and the tax impact of non-controlling interests. We expect a tax rate of approximately 31% for the full year 2014.

Net earnings from continuing operations for the six month period were $27.0 million, versus a net loss from continuing operations of $3.6 million in the prior year period. The change was impacted by the accelerated amortization, net of income tax, recorded during the second quarter of the prior year.

Net earnings from discontinued operations include the REO rental operation which was sold in April 2014, a US-based commercial real estate consulting operation which was sold in July 2014, and Field Asset Services, which was sold in September 2013. Revenues of the discontinued operations for the six months ended June 30, 2014 were $10.1 million (2013 - $56.9 million).

The Commercial Real Estate Services segment reported revenues of $667.9 million during the six months ended June 30, 2014, an increase of 24% measured in local currencies (21% measured in the reporting currency). Internal growth measured in local currencies was 17% and was driven by investment sales and lease brokerage activity in all three regions and in particular, strong investment sales in the Americas and leasing in Europe. Recent acquisitions contributed 7% revenue growth. Regionally and on a local currency basis, Americas revenues were up 21% (17% excluding acquisitions), Asia Pacific revenues were up 15% (13% excluding acquisitions), and Europe revenues were up 54% (22% excluding acquisitions). Adjusted EBITDA for the period was $51.1 million, up from $26.9 million in the year-ago period. The margin was 7.7%, relative to 4.9% in the prior year period. The current period’s results were favorably impacted by operating leverage, productivity improvements and the impact of recent acquisitions.

Our Residential Real Estate Services segment reported revenues of $441.5 million for the six month period, up 8% over the prior year period. Internal revenue growth was 6%, and acquisitions contributed 2%. Adjusted EBITDA was $22.2 million relative to $23.4 million in the prior year period. Current period profitability was impacted by (i) an ongoing reduction in higher-margin ancillary revenues, including collection fees as well as property transfer and disclosure fees which are dependent on re-sales of homes in managed communities and (ii) incremental employee medical benefits costs which are expected to continue impacting operating results for the next twelve months. Prior period profitability was adversely affected by re-branding costs, enhancements to the information technology platform and other related costs totalling $5.2 million during the six month period.

Year to date Property Services revenues were $96.3 million, an increase of 10% relative to the prior year period. Internal growth was 9%, while acquisitions contributed 1% to revenue growth. Adjusted EBITDA for the period was $13.7 million, up 33% versus the prior period as a result of operating leverage from the segment’s franchise operations.

Corporate costs for the six month period were $5.0 million, relative to $5.2 million in the prior year period.

Operating segment reporting revision

Effective in the second quarter of 2014, a component of the Residential Real Estate Services segment, Service America, became managed by the Property Services management team on the basis that the business had evolved to become more akin to the Property Services operations than the RRE operations. Service America is expected to be better able to grow and share best practices within the Property Services operating segment. Service America is a Florida-based provider of heating, ventilation and air conditioning services and related service contracts to residential and commercial customers. Segment reporting has been revised to reflect Service America in the Property Services segment for all periods presented. For the six months ended June 30, 2014, Service America generated revenues of $24.4 million, adjusted EBITDA of $1.7 million, and operating earnings of $1.1 million (2013 - $24.1 million, $2.1 million and $1.2 million, respectively).

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2014
Revenues	$545,112	$660,729
Operating earnings (loss)	4,925	38,786
Net earnings (loss) per share from continuing operations:
Basic	(0.15)	0.26
Diluted	(0.15)	0.26

YEAR ENDED DECEMBER 31, 2013
Revenues	$473,634	$576,099	$603,035	$691,857
Operating earnings (loss)	(4,680)	10,847	33,972	48,641
Net earnings (loss) per share from continuing operations:
Basic	(0.54)	(0.21)	0.09	0.11
Diluted	(0.54)	(0.21)	0.09	0.11

YEAR ENDED DECEMBER 31, 2012
Revenues	$419,915	$529,905	$548,213	$600,954
Operating earnings	(13,309)	24,872	32,188	35,497
Net earnings per share from continuing operations:
Basic	(0.63)	0.27	0.02	0.24
Diluted	(0.63)	0.27	0.02	0.24

OTHER DATA
Adjusted EBITDA - 2014	$22,287	$59,706
Adjusted EBITDA - 2013	10,241	45,167	$55,608	$72,877
Adjusted EBITDA - 2012	5,611	39,829	48,623	56,983
Adjusted EPS - 2014	0.08	0.74
Adjusted EPS - 2013	(0.20)	0.57	0.69	0.96
Adjusted EPS - 2012	(0.19)	0.44	0.60	0.77

Seasonality and quarterly fluctuations

The Commercial Real Estate Services segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 30% of our annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Net earnings (loss) from continuing operations	$25,589	$4,260	$27,049	(3,630)
Income tax	9,990	1,210	11,115	(570)
Other income, net	(206)	(508)	(847)	(686)
Interest expense, net	3,413	5,885	6,394	11,053
Operating earnings	38,786	10,847	43,711	6,167
Depreciation and amortization	15,978	28,636	29,754	41,166
Acquisition-related items	1,178	3,741	1,223	5,947
Stock-based compensation expense	3,764	1,943	7,305	2,128
Adjusted EBITDA	$59,706	$45,167	$81,993	$55,408

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to shareholders to adjusted net earnings from continuing operations and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

(in thousands of US$)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Net earnings (loss) attributable to common shareholders	$7,659	$(6,732)	$1,779	$(23,259)
Non-controlling interest redemption increment	8,529	6,268	10,543	11,848
Net (earnings) loss from discontinued
operations, net of tax	1,675	(149)	2,160	209
Acquisition-related items	1,178	3,741	1,223	5,947
Amortization of intangible assets	7,386	19,900	12,284	24,149
Stock-based compensation expense	3,764	1,943	7,305	2,128
Income tax on adjustments	(2,942)	(4,530)	(4,910)	(6,443)
Non-controlling interest on adjustments	(390)	(2,038)	(662)	(2,138)
Adjusted net earnings	$26,859	$18,403	$29,722	$12,441

(in US$)	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Diluted net earnings (loss) per share from continuing operations	$0.26	$(0.21)	$0.11	$(0.74)
Non-controlling interest redemption increment	0.23	0.19	0.29	0.38
Acquisition-related items	0.03	0.11	0.03	0.18
Amortization of intangible assets, net of tax	0.13	0.43	0.22	0.53
Stock-based compensation expense, net of tax	0.09	0.05	0.17	0.04
Adjusted earnings per share	$0.74	$0.57	$0.82	$0.39

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2014 was $30.2 million, versus $49.0 million of cash used the prior year period. Excluding contingent acquisition consideration paid, the cash used in operating activities in the current period was $10.1 million. The significant improvement in operating cash flow was attributable to increased earnings, primarily in our Commercial Real Estate Services segment. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2014, capital expenditures were $28.8 million. Significant purchases included the relocation and expansion of the Manhattan office of Colliers International in our Commercial Real Estate Services segment. Based on our current operations, capital expenditures for the year ending December 31, 2014 are expected to be approximately $50 million.

In April 2014 and July 2014, we paid quarterly dividends of $0.10 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarters ended March 31, 2014 and June 30, 2014. The Company intends to pay quarterly dividends in the future, subject to the discretion of our Board of Directors.

Net indebtedness as at June 30, 2014 was $384.0 million, versus $230.1 million at December 31, 2013. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to investments in working capital and business acquisitions. We are in compliance with the covenants contained in our financing agreements as at June 30, 2014 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $144.3 million of available un-drawn credit as of June 30, 2014.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $37.7 million as at June 30, 2014 ($12.6 million as at December 31, 2013) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to June 2018. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of June 30, 2014 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2014:

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$515,874	$36,687	$16,352	$310,825	$152,010
Interest on long-term debt	54,550	11,443	23,195	13,762	6,150
Capital lease obligations	3,063	1,333	1,495	235	-
Contingent acquisition consideration	23,478	6,929	16,549	-	-
Operating leases	317,453	67,760	104,242	66,647	78,804

Total contractual obligations	$914,418	$124,152	$161,833	$391,469	$236,964

At June 30, 2014, we had commercial commitments totaling $7.6 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 4.3%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

(in thousands of US$)	June 30 2014	December 31 2013

Commercial Real Estate Services	$144,203	$135,515
Residential Real Estate Services	55,796	64,312
Property Services	16,117	15,920
	$216,116	$215,747

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2014, the RNCI recorded on the balance sheet was $221.9 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed with cash, the pro forma estimated accretion to diluted net earnings per share from continuing operations for the six months ended June 30, 2014 would be $0.55 and the accretion to Adjusted EPS would be $0.26.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 20 to the December 31, 2013 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2013.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (the “Update”). The Update clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). The Update is effective for the Company on January 1, 2017. The Company is currently assessing the impact of the Update on its financial position and results of operations.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we had two interest rate swaps in place to exchange the fixed interest rates on a total of $160.0 million of notional value on our Senior Notes for a floating rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2014 was $0.5 million (2013 - $0.3 million). The recorded amount of the property management revenues for the six months ended June 30, 2014 was $6.5 million (2013 - $8.0 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at June 30, 2014, the Company had $4.7 million of loans receivable from minority shareholders (December 31, 2013 - $4.7 million) and $5.1 million of loans payable to minority shareholders (December 31, 2013 - $5.1 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,643,488 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,644,400 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the six months ended June 30, 2014, the Company repurchased 205,200 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of US$49.25 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,974,808 Subordinate Voting Shares under its NCIB, which expires on June 8, 2015.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2014 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.